October 13, 2016

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Suzanne Hayes

Re:	Cerulean Pharma Inc. Registration Statement on Form S-3 File No. 333-206396

Ladies and Gentlemen:

On behalf of Cerulean Pharma Inc. (the “Company”), filed herewith is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above.

Amendment No. 2 is being submitted in response to a comment contained in a letter, dated August 16, 2016 (the “Letter”), from Suzanne Hayes of the Staff (the “Staff”) of the Securities and Exchange Commission to Christopher D. T. Guiffre, the Company’s President and Chief Executive Officer. For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Letter.

Prospectus Cover Page

1.	We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the filing of this registration statement does not appear to exceed $75 million, and as such, you do not appear to be eligible to use Form S-3 pursuant to General Instruction I.B.1 of the form. If you believe you are eligible to use Form S-3 pursuant to General Instruction I.B.6, please revise the cover page of the prospectus to provide the information required by Instruction 7.

Response:	In response to the Staff’s comment, the Company has modified the disclosure on the prospectus cover page to include the information required by Instruction 7 to General Instruction I.B.6 of Form S-3.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (781) 209-6373 or facsimile at (855) 718-2378. Thank you for your assistance.

Very truly yours,

Cerulean Pharma Inc.

By:	/s/ Alejandra Carvajal
Alejandra Carvajal
Vice President, General Counsel

cc:	Christopher D. T. Guiffre, Cerulean Pharma Inc. Lia Der Marderosian, WilmerHale

Cerulean Pharma Inc. | 35 Gatehouse Drive | Waltham, MA 02451 | P: 781-996-4300 | F: 844-894-CERU